Exhibit 99.1

NEWS RELEASE
January 24, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 60.50 METERS OF 2.9 G/T AUEQ (2.21 G/T AU, 35.8 G/T AG)
OUTSIDE RESOURCE SHELL ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the remaining results from the 2012 drill program on the Ixtaca Zone of the Company’s 100% owned Tuligtic project, Mexico. Drilling confirmed the high-grade intersections previously announced on section 11+000E (see Almaden news release of November 26th, 2012) with a new intersection on this section of 60.50 meters of 2.21 g/t gold and 35.8 g/t silver (2.9 g/t gold equivalent). Mineralisation was also traced 50 meters further to the east with intersections on section 11+050E including 100.84 meters of 0.67 g/t gold and 7.5 g/t silver (0.8 g/t gold equivalent). Further drilling is planned to both expand known mineralisation and to define the new high grade zone seen on section 11+000E, the extent and orientation of which are not presently understood.

J.D. Poliquin, Chairman of Almaden commented, “This new drilling further shows the continued expansion of the overall Ixtaca vein system as well as its potential for high grades. We are excited to be finalising our maiden resource estimation, however, these new results from outside the resource area show that the resource has potential to grow significantly beyond its current edges. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling targeted to expand the resource will shortly resume.”

Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-229                                NORTHEAST EXTENSION, SECTION 49+775 N (AZIMUTH 070, DIP -40)
35.50 meters @ 0.78 g/t gold and 6.5 g/t silver (0.9 g/t gold equivalent)
Including                      13.00 meters @ 1.40 g/t gold and 11.0 g/t silver (1.6 g/t gold equivalent)

Hole TU-12-231                                MAIN IXTACA ZONE, SECTION 10+950 E (AZIMTH 150, DIP -85)
27.00 meters @ 0.52 g/t gold and 2.2 g/t silver (0.6 g/t gold equivalent)

Hole TU-12-234                                MAIN IXTACA ZONE, SECTION 11+050 E (AZIMUTH 150, DIP -70)
44.70 meters @ 0.65 g/t gold and 4.1 g/t silver (0.7 g/t gold equivalent)

Hole TU-12-237                                MAIN IXTACA ZONE, SECTION 11+050 E (AZIMUTH 150, DIP -40)
100.84 meters @ 0.67 g/t gold and 7.5 g/t silver (0.8 g/t gold equivalent)

Hole TU-12-238                                MAIN IXTACA ZONE, SECTION 11+000 E (AZIMUTH 330, DIP -40)
120.50 meters @ 1.31 g/t gold and 19.0 g/t silver (1.7 g/t gold equivalent)
Including                      60.50 meters @ 2.21 g/t gold and 35.8 g/t silver (2.9 g/t gold equivalent)
Includes              4.50 meters @ 5.56 g/t gold and 121.0 g/t silver (8.0 g/t gold equivalent)
And                      5.50 meters @ 6.78 g/t gold and 198.8 g/t silver (10.8 g/t gold equivalent)

Hole TU-12-246                                NORTHEAST EXTENSION, SECTION 49+775 N (AZIMUTH 070, DIP -80)
51.51 meters @ 0.45 g/t gold and 11.9 g/t silver (0.7 g/t gold equivalent)
8.90 meters @ 0.43 g/t gold and 99.6 g/t silver (2.4 g/t gold equivalent)
5.50 meters @ 0.79 g/t gold and 112.1 g/t silver (3.0 g/t gold equivalent)

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-12-223	88.00	107.00	19.00	0.15	3.8	0.2	11	50150N
TU-12-223	252.00	263.40	11.40	0.13	30.5	0.7	37
TU-12-223	299.40	370.60	71.20	0.10	8.3	0.3	14
TU-12-226	29.00	81.05	52.05	0.44	4.3	0.5	26	49925N
TU-12-226	243.00	250.00	7.00	0.04	21.9	0.5	24
TU-12-226	463.50	519.50	56.00	0.17	11.1	0.4	20
including	470.00	475.00	5.00	0.20	30.9	0.8	41
including	499.25	503.75	4.50	0.59	14.4	0.9	44
TU-12-228	97.50	103.00	5.50	0.13	7.8	0.3	14	50150N
TU-12-228	283.10	292.00	8.90	0.16	35.2	0.9	43
including	283.10	286.00	2.90	0.29	59.2	1.5	74
TU-12-228	303.10	362.00	58.90	0.34	19.4	0.7	37
including	323.00	331.50	8.50	0.90	19.2	1.3	65
including	353.50	354.50	1.00	2.36	213.1	6.6	331
TU-12-228	370.00	376.10	6.10	0.06	16.2	0.4	19
TU-12-229	37.00	72.50	35.50	0.78	6.5	0.9	46	49775N
including	43.00	56.00	13.00	1.40	11.0	1.6	81
including	68.50	72.50	4.00	1.31	4.5	1.4	70
TU-12-229	257.00	263.20	6.20	0.09	11.9	0.3	17
TU-12-229	325.00	330.30	5.30	0.29	4.7	0.4	19
TU-12-229	359.10	365.70	6.60	0.06	43.4	0.9	46
TU-12-230	114.00	127.70	13.70	0.11	9.2	0.3	15	50150N
TU-12-230	365.00	375.00	10.00	0.02	37.0	0.8	38
including	366.00	367.00	1.00	0.01	207.1	4.2	208
including	370.80	372.00	1.20	0.08	82.6	1.7	87
TU-12-231	28.00	35.00	7.00	0.29	3.1	0.4	18	10950E
TU-12-231	92.50	119.50	27.00	0.52	2.2	0.6	28
including	112.50	117.50	5.00	0.93	2.3	1.0	49
TU-12-231	176.00	180.00	4.00	0.15	7.5	0.3	15
TU-12-232	42.67	54.70	12.03	0.65	8.2	0.8	40	49775N
TU-12-232	69.70	88.35	18.65	0.28	8.6	0.4	22
including	71.70	73.70	2.00	0.78	29.3	1.4	68
TU-12-232	298.80	305.90	7.10	0.06	12.6	0.3	16
TU-12-233	84.00	92.00	8.00	0.29	1.2	0.3	16	10950E
TU-12-234	28.30	73.00	44.70	0.65	4.1	0.7	37	11050E
including	65.40	71.00	5.60	1.00	6.7	1.1	57
TU-12-235	61.50	64.50	3.00	0.17	1.8	0.2	11	50225N
TU-12-235	268.00	302.50	34.50	0.08	15.6	0.4	20
including	280.00	283.50	3.50	0.15	47.8	1.1	55
TU-12-235	309.00	314.00	5.00	0.29	13.5	0.6	28
TU-12-235	336.50	353.00	16.50	0.08	14.6	0.4	18
including	339.95	341.50	1.55	0.14	49.9	1.1	57
TU-12-236	113.00	141.00	28.00	0.56	1.7	0.6	30	11000E
TU-12-236	147.00	150.00	3.00	0.70	4.9	0.8	40
TU-12-237	49.16	150.00	100.84	0.67	7.5	0.8	41	11050E
including	57.25	63.25	6.00	1.74	8.5	1.9	96
including	81.50	86.50	5.00	1.23	3.7	1.3	65
including	114.50	120.50	6.00	1.19	10.0	1.4	70
including	130.00	142.00	12.00	0.97	23.5	1.4	72
TU-12-238	126.00	246.50	120.50	1.31	19.0	1.7	85	11000E
including	173.50	234.00	60.50	2.21	35.8	2.9	146
including	202.00	206.50	4.50	5.56	121.0	8.0	399
including	215.00	217.00	2.00	4.30	90.9	6.1	306
including	222.50	228.00	5.50	6.78	198.8	10.8	538
TU-12-239	30.48	54.25	23.77	0.50	6.2	0.6	31	11050E
TU-12-239	88.40	100.40	12.00	0.08	7.9	0.2	12
TU-12-241	30.48	67.05	36.57	0.46	4.9	0.6	28	11050E
including	44.00	51.21	7.21	0.98	11.5	1.2	60
TU-12-241	73.60	98.85	25.25	0.26	1.0	0.3	14
TU-12-241	107.85	127.41	19.56	0.30	8.9	0.5	24
TU-12-241	140.40	162.60	22.20	0.15	21.4	0.6	29
TU-12-241	185.50	200.65	15.15	0.11	39.5	0.9	45
including	189.00	189.60	0.60	0.50	356.0	7.6	381
including	199.15	199.65	0.50	0.94	415.0	9.2	462
TU-12-242	62.30	73.00	10.70	1.28	1.0	1.3	65	11000E
including	63.30	67.00	3.70	2.34	2.8	2.4	120
TU-12-243	104.00	128.00	24.00	0.14	11.0	0.4	18	49775N
including	134.00	138.00	4.00	0.29	17.1	0.6	32
TU-12-244	83.00	85.00	2.00	0.28	1.4	0.3	15	50225N
TU-12-244	335.50	344.00	8.50	0.03	45.5	0.9	47
including	337.72	341.00	3.28	0.04	84.3	1.7	86
TU-12-245	29.50	38.00	8.50	0.25	4.1	0.3	17	10950E
TU-12-245	102.00	156.00	54.00	0.27	2.6	0.3	16
TU-12-245	177.00	183.00	6.00	0.28	3.1	0.3	17
TU-12-246	12.19	63.70	51.51	0.45	11.9	0.7	34	49775N
including	12.19	19.50	7.31	1.03	20.1	1.4	72
TU-12-246	97.40	106.30	8.90	0.43	99.6	2.4	121
including	97.40	98.00	0.60	4.47	988.0	24.2	1212
TU-12-246	208.50	214.00	5.50	0.79	112.1	3.0	152
including	211.00	213.00	2.00	1.72	225.0	6.2	311
TU-12-247	38.00	48.00	10.00	0.27	1.6	0.3	15	10950E
TU-12-247	62.00	70.00	8.00	0.18	2.6	0.2	12
TU-12-247	119.00	148.74	29.74	1.16	3.0	1.2	61

The Company has mobilised crews back to the Tuligtic project and plans to resume drilling operations shortly. Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-047	27.43	77.00	49.57	0.52	3.1	0.6
TU-11-047	100.45	108.00	7.55	0.10	43.5	1.0
TU-11-050	28.70	46.00	17.30	0.59	2.4	0.6
TU-11-050	69.00	87.90	18.90	1.66	17.5	2.0
including	78.00	84.00	6.00	4.78	33.0	5.4
TU-12-213	5.49	11.00	5.51	0.33	1.3	0.4
TU-12-213	16.00	26.82	10.82	0.32	1.3	0.3
TU-12-213	50.50	83.50	33.00	0.56	4.3	0.6
including	58.50	77.00	18.50	0.82	5.2	0.9
TU-12-213	111.50	146.20	34.70	0.29	5.7	0.4
TU-12-216	14.63	33.00	18.37	0.33	1.9	0.4
TU-12-216	62.50	153.00	90.50	0.61	2.4	0.7
including	79.50	86.50	7.00	1.54	3.4	1.6
including	97.00	100.50	3.50	1.02	2.7	1.1
TU-12-216	203.10	216.60	13.50	0.34	19.9	0.7
TU-12-219	48.16	105.90	57.74	0.41	8.8	0.6
including	97.20	104.00	6.80	0.62	32.7	1.3
TU-12-219	127.90	146.70	18.80	2.27	4.4	2.4
including	135.25	135.75	0.50	78.40	14.4	78.7
TU-12-220	6.10	13.50	7.40	0.21	2.2	0.3
TU-12-220	56.00	108.00	52.00	0.52	7.1	0.7
including	79.00	89.00	10.00	0.95	7.8	1.1
TU-12-220	117.00	252.60	135.60	0.16	38.1	0.9
including	183.50	187.60	4.10	0.18	110.8	2.4
including	201.25	248.00	46.75	0.22	67.0	1.6
including	204.75	207.75	3.00	0.48	151.8	3.5
TU-12-220	264.57	276.76	12.19	0.16	26.2	0.7
TU-12-231	28.00	35.00	7.00	0.29	3.1	0.4
TU-12-231	92.50	119.50	27.00	0.52	2.2	0.6
including	112.50	117.50	5.00	0.93	2.3	1.0
TU-12-231	176.00	180.00	4.00	0.15	7.5	0.3
TU-12-233	84.00	92.00	8.00	0.29	1.2	0.3
TU-12-245	29.50	38.00	8.50	0.25	4.1	0.3
TU-12-245	102.00	156.00	54.00	0.27	2.6	0.3
TU-12-245	177.00	183.00	6.00	0.28	3.1	0.3
TU-12-247	38.00	48.00	10.00	0.27	1.6	0.3
TU-12-247	62.00	70.00	8.00	0.18	2.6	0.2
TU-12-247	119.00	148.74	29.74	1.16	3.0	1.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
IXTACA NORTH ZONE
NORTHEAST EXTENSION
Intervals Greater than 0.3 g/t AuEq

Almaden Minerals

Section 10950E
Looking NE (+/- 25m)

Scale: 1: 4000 | Date: 07-Jan-13

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
CA-11-001	22.00	42.10	20.10	0.23	3.6	0.3
CA-11-001	58.00	72.00	14.00	0.30	7.1	0.4
CA-11-001	326.07	326.27	0.20	0.70	580.0	12.3
CA-11-001	344.45	345.40	0.95	0.03	98.3	2.0
CA-11-001	354.00	354.20	0.20	0.02	267.0	5.4
CA-11-001	373.80	389.00	15.20	0.02	35.9	0.7
including	375.30	376.00	0.70	0.04	242.3	4.9
CA-11-004	28.30	78.00	49.70	0.30	8.6	0.5
CA-11-004	270.50	276.76	6.26	0.16	377.0	7.7
TU-11-032	53.00	154.00	101.00	0.34	21.9	0.8
including	57.60	88.50	30.90	0.87	47.2	1.8
including	86.00	88.50	2.50	5.22	132.0	7.9
TU-11-044	34.00	100.94	66.94	0.44	8.7	0.6
including	51.00	63.00	12.00	0.96	4.0	1.0
including	89.20	100.94	11.74	0.62	19.5	1.0
TU-11-044	167.00	197.50	30.50	0.18	42.2	1.0
including	190.92	192.23	1.31	0.49	321.9	6.9
TU-11-044	240.18	249.33	9.15	0.18	47.1	1.1
TU-12-222	32.00	149.00	117.00	2.50	30.7	3.1
including	64.00	139.00	75.00	3.64	45.1	4.5
including	84.50	95.60	11.10	5.50	60.1	6.7
including	121.50	139.00	17.50	8.74	110.2	10.9
including	123.50	124.60	1.10	117.50	229.0	122.1
TU-12-224	62.80	197.00	134.20	3.76	18.1	4.1
including	103.00	113.40	10.40	26.75	50.4	27.8
including	106.60	107.00	0.50	470.00	224.0	474.5
including	129.00	135.50	6.50	4.52	50.0	5.5
including	153.50	173.00	19.50	4.32	15.7	4.6
TU-12-225	31.00	125.50	94.50	0.47	4.8	0.6
including	41.00	47.00	6.00	0.83	6.6	1.0
including	82.50	88.50	6.00	1.11	3.9	1.2
including	114.30	120.90	6.60	1.10	4.9	1.2
TU-12-227	42.00	168.50	126.50	0.42	26.3	1.0
including	127.00	142.50	15.50	0.54	142.7	3.4
TU-12-227	179.45	188.15	8.70	0.10	111.4	2.3
including	185.32	188.15	2.83	0.10	312.0	6.3
TU-12-236	113.00	141.00	28.00	0.56	1.7	0.6
TU-12-236	147.00	150.00	3.00	0.70	4.9	0.8
TU-12-238	126.00	246.50	120.50	1.31	19.0	1.7
including	173.50	234.00	60.50	2.21	35.8	2.9
including	202.00	206.50	4.50	5.56	121.0	8.0
including	215.00	217.00	2.00	4.30	90.9	6.1
including	222.50	228.00	5.50	6.78	198.8	10.8
TU-12-242	62.30	73.00	10.70	1.28	1.0	1.3
including	63.30	67.00	3.70	2.34	2.8	2.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
IXTACA NORTH ZONE
MAIN IXTACA ZONE
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
Intervals Greater than 0.3 g/t AuEq

Almaden Minerals

Section 11000E

Looking NE (+/- 25m)

Scale: 1: 4000 Date: 14-Jan-13

Reference Line
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
IXTACA NORTH ZONE
TU-12-234
TU-12-237
TU-12-232
TU-12-229
TU-12-186
TU-12-187
TU-12-206
TU-12-196
TU-12-201
TU-12-191
TU-12-162
TU-12-159
TU-12-194
TU-12-180
TU-12-176
TU-12-174
TU-12-170
TU-12-228
TU-12-223
TU-12-235
Intervals Greater than 0.3 g/t AuEq

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-234	28.30	73.00	44.70	0.65	4.1	0.7
including	65.40	71.00	5.60	1.00	6.7	1.1
TU-12-237	49.16	150.00	100.84	0.67	7.5	0.8
including	57.25	63.25	6.00	1.74	8.5	1.9
including	81.50	86.50	5.00	1.23	3.7	1.3
including	114.50	120.50	6.00	1.19	10.0	1.4
including	130.00	142.00	12.00	0.97	23.5	1.4
TU-12-239	30.48	54.25	23.77	0.50	6.2	0.6
TU-12-239	88.40	100.40	12.00	0.08	7.9	0.2
TU-12-241	30.48	67.05	36.57	0.46	4.9	0.6
including	44.00	51.21	7.21	0.98	11.5	1.2
TU-12-241	73.60	98.85	25.25	0.26	1.0	0.3
TU-12-241	107.85	127.41	19.56	0.30	8.9	0.5
TU-12-241	140.40	162.60	22.20	0.15	21.4	0.6
TU-12-241	185.50	200.65	15.15	0.11	39.5	0.9
including	189.00	189.60	0.60	0.50	356.0	7.6
including	199.15	199.65	0.50	0.94	41.50	9.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals

Section 11050E
Looking NE (+/- 25m)

Scale: 1: 4000 | Date: 14-Jan-13

Reference Line NE-Ext
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
IXTACA NORTH ZONE
TU-12-243
TU-12-229
TU-12-232
Intervals Greater than 0.3 g/t AuEq
Almaden Minerals
Section 49775N
Looking NW (+/- 25m)
Scale: 1: 4000
Date: 14-Jan-13

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-229	37.00	72.50	35.50	0.78	6.5	0.9
including	43.00	56.00	13.00	1.40	11.0	1.6
including	68.50	72.50	4.00	1.31	4.5	1.4
TU-12-229	257.00	263.20	6.20	0.09	11.9	0.3
TU-12-229	325.00	330.30	5.30	0.29	4.7	0.4
TU-12-229	359.10	365.70	6.60	0.06	43.4	0.9
TU-12-232	42.67	54.70	12.03	0.65	8.2	0.8
TU-12-232	69.70	88.35	18.65	0.28	8.6	0.4
including	71.70	73.70	2.00	0.78	29.3	1.4
TU-12-232	298.80	305.90	7.10	0.06	12.6	0.3
TU-12-243	104.00	128.00	24.00	0.14	11.0	0.4
including	134.00	138.00	4.00	0.29	17.1	0.6
TU-12-246	12.19	63.70	51.51	0.45	11.9	0.7
including	12.19	19.50	7.31	1.03	20.1	1.4
TU-12-246	97.40	106.30	8.90	0.43	99.6	2.4
including	97.40	98.00	0.60	4.47	988.0	24.2
TU-12-246	208.50	214.00	5.50	0.79	112.1	3.0
including	211.00	213.00	2.00	1.72	225.0	6.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line NE-Ext
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
Intervals Greater than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-196	21.34	173.75	152.41	0.46	12.1	0.7
including	21.34	61.00	39.66	1.21	3.8	1.3
including	25.00	35.50	10.50	3.11	5.1	3.2
including	135.00	139.40	4.40	1.87	119.9	4.3
TU-12-196	185.00	189.80	4.80	0.27	32.4	0.9
TU-12-196	205.00	240.00	35.00	1.58	11.5	1.8
including	216.35	217.35	1.00	49.15	123.5	51.6
TU-12-196	354.25	358.25	4.00	0.35	8.4	0.5
TU-12-201	21.34	94.00	72.66	0.34	17.4	0.7
including	21.34	24.50	3.16	1.58	6.6	1.7
including	86.00	91.75	5.75	0.16	169.9	3.6
including	86.00	87.25	1.25	0.24	618.4	12.6
TU-12-201	143.00	155.70	12.70	0.14	39.7	0.9
TU-12-201	198.10	203.05	4.95	0.11	9.6	0.3
TU-12-201	209.80	245.85	36.05	0.27	15.1	0.6
including	209.80	212.30	2.50	2.65	134.9	5.4
TU-12-204	27.43	61.00	33.57	0.40	2.0	0.4
TU-12-204	95.00	102.60	7.60	0.17	16.5	0.5
TU-12-204	184.70	191.70	7.00	0.07	34.6	0.8
TU-12-204	258.35	270.80	12.45	0.13	9.7	0.3
TU-12-204	368.90	418.80	49.90	0.24	7.9	0.4
including	368.90	375.70	6.80	0.57	14.9	0.9
TU-12-204	423.80	428.30	4.50	0.26	4.4	0.4
TU-12-208	24.38	106.20	81.82	0.44	6.0	0.6
including	24.38	36.10	11.72	1.04	7.8	1.2
TU-12-208	120.60	160.00	39.40	1.45	113.8	3.7
including	128.60	134.85	6.25	8.44	624.8	20.9
including	128.60	131.10	2.50	19.75	1203.8	43.8
TU-12-208	172.00	233.80	61.80	0.24	11.8	0.5
including	229.50	232.00	2.50	2.07	30.8	2.7
TU-12-226	29.00	81.05	52.05	0.44	4.3	0.5
TU-12-226	243.00	250.00	7.00	0.04	21.9	0.5
TU-12-226	463.50	519.50	56.00	0.17	11.1	0.4
including	470.00	475.00	5.00	0.20	30.9	0.8
including	499.25	503.75	4.50	0.59	14.4	0.9

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals

Section 49925N
Looking NW (+/- 25m)

Scale: 1:	4000	Date:	14-Jan-13

Reference Line NE-Ext
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
TU-12-230
TU-12-228
TU-12-223
TU-12-103
TU-12-109
Intervals Greater than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
Section 50150N
Looking NW (+/- 25m)
Scale 1: 4000
Date: 14-Jan-13

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-223	88.00	107.00	19.00	0.15	3.8	0.2
TU-12-223	252.00	263.40	11.40	0.13	30.5	0.7
TU-12-223	299.40	370.60	71.20	0.10	8.3	0.3
TU-12-228	97.50	103.00	5.50	0.13	7.8	0.3
TU-12-228	283.10	292.00	8.90	0.16	35.2	0.9
including	283.10	286.00	2.90	0.29	59.2	1.5
TU-12-228	303.10	362.00	58.90	0.34	19.4	0.7
including	323.00	331.50	8.50	0.90	19.2	1.3
including	353.50	354.50	1.00	2.36	213.1	6.6
TU-12-228	370.00	376.10	6.10	0.06	16.2	0.4
TU-12-230	114.00	127.70	13.70	0.11	9.2	0.3
TU-12-230	365.00	375.00	10.00	0.02	37.0	0.8
including	366.00	367.00	1.00	0.01	207.1	4.2
including	370.80	372.00	1.20	0.08	82.6	1.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line NE-Ext
2400m
2200m
CLAY ALTERED ASH
NORTHEAST
EXTENSION
TU-12-151
TU-12-244
TU-12-235
Intervals Greater than 0.3 g/t AuEq

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-235	61.50	64.50	3.00	0.17	1.8	0.2
TU-12-235	268.00	302.50	34.50	0.08	15.6	0.4
including	280.00	283.50	3.50	0.15	47.8	1.1
TU-12-235	309.00	314.00	5.00	0.29	13.5	0.6
TU-12-235	336.50	353.00	16.50	0.08	14.6	0.4
including	339.95	341.50	1.55	0.14	49.9	1.1
TU-12-244	83.00	85.00	2.00	0.28	1.4	0.3
TU-12-244	335.50	344.00	8.50	0.03	45.5	0.9
including	337.72	341.00	3.28	0.04	84.3	1.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals

Section 50225N
Looking NW (+/- 25m)

Scale: 1: 4000 | Date: 14-Jan-13